SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of October 2012

Commission File Number 1-15028

China Unicom (Hong Kong) Limited

(Exact Name of Registrant as Specified in Its Charter)

75/F, The Center,

99 Queen’s Road Central, Hong Kong

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.)

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐             No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

FORWARD-LOOKING STATEMENTS

SIGNATURES

EXHIBITS

Exhibit Number

1	Announcement in relation to the unaudited condensed consolidated financial results of China Unicom (Hong Kong) Limited for the nine months ended September 30, 2012.

FORWARD-LOOKING STATEMENTS

This announcement contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements may include, without limitation, statements relating to the Company’s competitive position; the Company’s business strategies and plans, including those relating to the Company’s networks, products and services, as well as sales and marketing, in particular, such networks, products and services, sales and marketing in respect of the Company’s 3G business; the Company’s future business condition, future financial results, cash flows, financing plans and dividends; the future growth of market demand of, and opportunities for, the Company’s new and existing products and services, in particular, 3G services; and future regulatory and other developments in the PRC telecommunications industry.

The words “anticipate”, “believe”, “could”, “estimate”, “intend”, “may”, “seek”, “will” and similar expressions, as they relate to the Company, are intended to identify certain of these forward-looking statements. The Company does not intend to update any of these forward-looking statements.

The forward-looking statements contained in this announcement are, by their nature, subject to significant risks and uncertainties. In addition, these forward-looking statements reflect the Company’s current views with respect to future events and are not a guarantee of the Company’s future performance. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including, without limitation:

•

changes in the regulatory regime and policies for the PRC telecommunications industry, including, without limitation, changes in the regulatory policies of the Ministry of Industry and Information Technology (which has assumed the regulatory functions of the former Ministry of Information Industry), the State-owned Assets Supervision and Administration Commission, and other relevant government authorities of the PRC;

•	changes in the PRC telecommunications industry resulting from the issuance of 3G licenses by the central government of the PRC;

•	effects of tariff reduction and other policy initiatives from the relevant PRC government authorities;

•	changes in telecommunications and related technologies and applications based on such technologies;

•	the level of demand for telecommunications services, in particular, 3G services;

•

competitive forces from more liberalized markets and the Company’s ability to retain market share in the face of competition from existing telecommunications companies and potential new market entrants;

•	effects of competition on the demand and price of the Company’s telecommunications services;

•	the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital outlays;

•

the results of the anti-monopoly investigation by the National Development and Reform Commission of the PRC relating to the price charged for Internet dedicated leased line access service provided by the Company to Internet service providers;

•	changes in the assumptions upon which the Company has prepared its projected financial information and capital expenditure plans; and

•

changes in the political, economic, legal and social conditions in the PRC, including the PRC government’s policies and initiatives with respect to economic development in light of the recent global economic downturn, foreign exchange policies, foreign investment activities and policies, entry by foreign companies into the PRC telecommunications market and structural changes in the PRC telecommunications industry.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM (HONG KONG) LIMITED
(Registrant)

Date: October 26, 2012

	By:	/s/ Chang Xiaobing
	Name:	Chang Xiaobing
	Title:	Chairman and Chief Executive Officer

Exhibit 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA UNICOM (HONG KONG) LIMITED

(incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

ANNOUNCEMENT

The Board of the Company is pleased to announce the unaudited condensed consolidated results of the Group for the nine months ended 30 September 2012.

GROUP RESULTS

China Unicom (Hong Kong) Limited (the “Company”) is pleased to announce the unaudited condensed consolidated results of the Company and its subsidiaries (the “Group”) for the nine months ended 30 September 2012.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

(All amounts in Renminbi (“RMB”) millions)

	30 September	31 December
	2012	2011
ASSETS
Non-current assets
Property, plant and equipment	390,776	381,859
Lease prepayments	7,527	7,657
Goodwill	2,771	2,771
Deferred income tax assets	7,334	5,091
Financial assets at fair value through other comprehensive income	5,565	6,951
Other assets	12,984	13,101

	426,957	417,430

Current assets
Inventories and consumables	4,282	4,651
Accounts receivable	15,969	11,412
Prepayments and other current assets	6,538	6,127
Amounts due from related parties	18	22
Amounts due from domestic carriers	719	1,181
Short-term bank deposits	62	304
Cash and cash equivalents	12,160	15,106

	39,748	38,803

Total assets	466,705	456,233

EQUITY
Equity attributable to owners of the parent
Share capital	2,311	2,311
Share premium	173,472	173,472
Reserves	(21,148)	(20,016)
Retained profits
- Proposed 2011 final dividend	—	2,356
- Others	53,228	47,775

Total equity	207,863	205,898

	30 September 2012	31 December 2011
LIABILITIES
Non-current liabilities
Long-term bank loans	1,356	1,384
Promissory notes	—	15,000
Convertible bonds	11,304	11,118
Corporate bonds	7,000	7,000
Deferred income tax liabilities	21	17
Deferred revenue	1,591	1,801
Other obligations	187	88

	21,459	36,408

Current liabilities
Accounts payable and accrued liabilities	92,971	95,252
Taxes payable	3,460	1,232
Amounts due to ultimate holding company	477	342
Amounts due to related parties	2,716	5,707
Amounts due to domestic carriers	1,750	1,344
Commercial papers	38,000	38,000
Short-term bank loans	40,866	32,322
Current portion of long-term bank loans	49	50
Current portion of promissory notes	15,000	—
Dividend payable	561	488
Current portion of deferred revenue	762	882
Current portion of other obligations	2,647	2,586
Advances from customers	38,124	35,722

	237,383	213,927

Total liabilities	258,842	250,335

Total equity and liabilities	466,705	456,233

Net current liabilities	(197,635)	(175,124)

Total assets less current liabilities	229,322	242,306

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF INCOME

(All amounts in RMB millions, except per share data)

		Nine months ended
		30 September
			2011 As restated
	Note	2012	(Note 2)
Revenue		185,192	155,956

Interconnection charges		(13,949)	(11,972)
Depreciation and amortisation		(45,501)	(43,035)
Networks, operations and support expenses		(24,068)	(21,523)
Employee benefit expenses		(21,061)	(19,436)
Costs of telecommunications products sold		(33,776)	(22,764)
Other operating expenses		(37,557)	(31,658)
Finance costs		(2,988)	(1,006)
Interest income		181	181
Other income—net		788	841

Profit before income tax		7,261	5,584
Income tax expenses		(1,808)	(1,371)

Profit for the period		5,453	4,213

Profit attributable to:
Owners of the parent		5,453	4,213

Earnings per share for profit attributable to owners of the parent:
Basic earnings per share (in RMB)	3	0.23	0.18

Diluted earnings per share (in RMB)	3	0.23	0.18

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(All amounts in RMB millions)

	Nine months ended
	30 September
		2011 As restated
	2012	(Note 2)
Profit for the period	5,453	4,213

Other comprehensive loss:
Changes in fair value of financial assets through other comprehensive income	(1,533)	(1,674)
Tax effect on changes in fair value of financial assets through other comprehensive income	383	417

Changes in fair value of financial assets through other comprehensive income, net of tax	(1,150)	(1,257)
Currency translation differences	4	(14)

Other comprehensive loss for the period, net of tax	(1,146)	(1,271)

Total comprehensive income for the period	4,307	2,942

Total comprehensive income attributable to:
Owners of the parent	4,307	2,942

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(All amounts in RMB millions)

	Nine months ended
	30 September
		2011 As restated
	2012	(Note 2)
Net cash inflow from operating activities	56,333	53,324
Net cash outflow from investing activities	(63,227)	(56,597)
Net cash inflow/(outflow) from financing activities	3,948	(4,416)

Net decrease in cash and cash equivalents	(2,946)	(7,689)
Cash and cash equivalents, beginning of period	15,106	22,597

Cash and cash equivalents, end of period	12,160	14,908

Analysis of the balances of cash and cash equivalents:
Cash balances	8	6
Bank balances	12,152	14,902

	12,160	14,908

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL INFORMATION

FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2012

1.	GENERAL INFORMATION

China Unicom (Hong Kong) Limited (the “Company”) was incorporated as a limited liability company in the Hong Kong Special Administrative Region (“Hong Kong”), the People’s Republic of China (the “PRC”) on 8 February 2000. The principal activities of the Company are investment holding. The principal activities of the Company’s subsidiaries are the provision of cellular and fixed-line voice and related value-added services, broadband and other Internet-related services, information communications technology services, and business and data communications services in the PRC. The GSM cellular voice, WCDMA cellular voice and related value-added services are referred to as the “mobile business”, the services aforementioned other than the mobile business are hereinafter collectively referred to as the “fixed-line business”. The Company and its subsidiaries are hereinafter referred to as the “Group”.

2.	BASIS OF PREPARATION

The basis of preparation and the significant accounting policies and estimates adopted in the preparation of the unaudited condensed consolidated financial information for the nine months ended 30 September 2012 are consistent with those used in preparing the annual financial statements for the year ended 31 December 2011.

(a)	Business Combination of Entity and Business under Common Control

On 1 December 2011, China Unicom Broadband Online Limited Corporation (“Broadband Online”, a wholly-owned subsidiary of China United Network Communications Corporation Limited (“CUCL”, a wholly-owned subsidiary of the Company)) entered into an equity interest transfer agreement with China United Network Communications Group Company Limited (a state-owned enterprise established in the PRC, hereinafter referred to as “Unicom Group”, the ultimate holding company of the Company), pursuant to which Broadband Online agreed to acquire the entire equity interest of China Unicom NewSpace Limited (“Unicom NewSpace”) from Unicom Group for a total cash consideration of approximately RMB158 million. The acquisition is hereinafter referred to as “2011 Business Combination” and was completed on 1 December 2011.

The 2011 Business Combination was considered a business combination of entity and business under common control as Unicom NewSpace was under the control of Unicom Group, the Group’s ultimate holding company before and after the acquisition.

Under Hong Kong Financial Reporting Standards (“HKFRSs”), the 2011 Business Combination was accounted for using merger accounting in accordance with the Accounting Guideline 5 “Merger accounting for common control combinations” (“AG 5”) issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”). Upon the adoption of International Financial Reporting Standards (“IFRSs”) by the Group in 2008, the Group adopted the accounting policy to account for business combinations of entities and businesses under common control using the predecessor values method, which is consistent with HKFRSs. Accordingly, the acquired assets and liabilities are stated at predecessor values, and were included in the unaudited condensed consolidated financial information from the beginning of the earliest period presented as if the entities and businesses acquired had always been part of the Group considering the acquired entities had always been under common control during all the periods presented.

(b)	Adoption of amended IFRS/HKFRS 1

Pursuant to the amended IFRS/HKFRS 1 “First-time Adoption International/Hong Kong Financial Reporting Standards” issued in 2010, a first-time-adopt entity may have established a deemed cost in accordance with previous generally accepted accounting principles for some or all of its assets and liabilities by measuring them at their fair value at one particular date because of an event such as a privatisation or initial public offering (“IPO”). If the measurement date is at or before the date of transition to IFRSs/HKFRSs, the entity may use such event-driven fair value measurements as deemed cost for IFRSs/HKFRSs at the date of that measurement. If the measurement date is after the date of transition to IFRSs/HKFRSs, but during the period covered by the first IFRSs/HKFRSs financial statements of the entity, the event-driven fair value measurements may be used as deemed cost when the event occurs. The amendment permits the entity to apply event-driven fair value measurements as deemed cost retrospectively in the first annual period after 1 January 2011.

The Group had completed its IPO process and merger of businesses under common control before the adoption of IFRSs and the property, plant and equipment were revalued for the purpose of the transactions. Such revaluations were event-driven fair value measurements. Accordingly, upon the adoption of amended IFRS/HKFRS 1 in 2011, the Group applied such event-driven fair value measurements as deemed cost for the relevant property, plant and equipment (other than buildings and telecommunications equipment of mobile business which were accounted for using the cost model), retrospectively. The restated deemed costs of these assets would be subject to depreciation and impairment assessments.

Upon the adoption of amended IFRS/HKFRS 1, the event-driven fair value measurement has been treated as deemed cost, so subsequent re-measurement at fair value of property, plant and equipment is not necessary to comply with IAS/HKAS 16 “Property, Plant and Equipment”. Accordingly, the Group changed its accounting policy and measured all of its property, plant and equipment at cost less accumulated depreciation and accumulated impairment losses. As a result, those revaluation surpluses or deficits recognised as a consequence of the 2006 and 2008 revaluations have been reversed and their impacts on depreciation have been adjusted accordingly.

The comparative figures for the nine months ended 30 September 2011 have been restated to reflect the effects of the 2011 Business Combination under common control and the change in accounting policy upon adoption of amended IFRS/HKFRS 1.

(c)	Going Concern Assumption

As at 30 September 2012, current liabilities of the Group exceeded current assets by approximately RMB197.6 billion (31 December 2011: approximately RMB175.1 billion). Given the current global economic conditions and the Group’s expected capital expenditures in the foreseeable future, management has comprehensively considered the Group’s available sources of funds as follows:

•	The Group’s continuous net cash inflows from operating activities;

•	Approximately RMB196.2 billion of revolving banking facilities and registered quota of commercial papers, of which approximately RMB117.4 billion was unutilised as at 30 September 2012; and

•	Other available sources of financing from domestic banks and other financial institutions given the Group’s credit history.

In addition, the Group believes it has ability to raise funds from the short, medium and long-term perspectives and maintain reasonable financing costs through appropriate financing portfolio.

Based on the above considerations, the Board of Directors is of the opinion that the Group has sufficient funds to meet its working capital requirements and debt obligations. As a result, the unaudited condensed consolidated financial information of the Group for the nine months ended 30 September 2012 has been prepared on a going concern basis.

3.	EARNINGS PER SHARE

Basic earnings per share for the nine months ended 30 September 2012 and 2011 were computed by dividing the profit attributable to owners of the parent by the weighted average number of ordinary shares outstanding during the periods.

Diluted earnings per share for the nine months ended 30 September 2012 and 2011 were computed by dividing the profit attributable to owners of the parent by the weighted average number of ordinary shares outstanding during the periods, after adjusting for the effects of dilutive potential ordinary shares. All potential ordinary shares for the nine months ended 30 September 2012 and 2011 arose from (i) share options granted under the amended Share Option Scheme; (ii) share options granted under the amended Special Purpose Share Option Scheme, and (iii) convertible bonds.

The potential ordinary shares which are not dilutive for the nine months ended 30 September 2011 arose from the convertible bonds with initial conversion price of HKD15.85, which were excluded from the weighted average number of ordinary shares for the purpose of computation of diluted earnings per share.

The following table sets forth the computation of basic and diluted earnings per share:

	Nine months ended
	30 September
		2011
	2012	(As restated)
Numerator (in RMB millions):
Profit attributable to owners of the parent used in computing basic earnings per share	5,453	4,213
Imputed finance cost on the liability component of convertible bonds	158	—

Profit attributable to owners of the parent used in computing diluted earnings per share	5,611	4,213

Denominator (in millions):
Weighted average number of ordinary shares outstanding used in computing basic earnings per share	23,565	23,563
Dilutive equivalent shares arising from share options	191	217
Dilutive equivalent shares arising from convertible bonds	907	—

Shares used in computing diluted earnings per share	24,663	23,780

Basic earnings per share (in RMB)	0.23	0.18

Diluted earnings per share (in RMB)	0.23	0.18

4.	EVENT AFTER THE REPORTING PERIOD

CUCL issued the second tranche of commercial paper for the year 2012 of an amount of RMB15 billion on 24 October 2012 and the third tranche of commercial paper for the year 2012 of an amount of RMB8 billion on 25 October 2012, both with maturity date of 365 days from the date of issue.

FINANCIAL OUTLINE1

Revenue

In the first three quarters of 2012, total revenue was RMB185.19 billion, representing an increase of 18.8% as compared to the same period of last year. Of the total revenue, service revenue was RMB156.19 billion, representing an increase of 13.3% as compared to the same period of last year.

Rapid growth in the mobile business. Revenue from the mobile business was RMB122.07 billion in the first three quarters of 2012, of which, service revenue from the mobile business was RMB93.11 billion, up by 22.7% as compared to the same period of last year. Value-added service revenue from the mobile business was RMB38.09 billion, and as a percentage of service revenue from the mobile business, there was an increase from 36.0% in the first three quarters of 2011 to 40.9% in the first three quarters of 2012. The net addition of the mobile subscribers was 29.827 million in the first three quarters of 2012 and the total number of the mobile subscribers reached 229.487 million as at 30 September 2012. The average revenue per user per month (“ARPU”) of the mobile business was RMB48.3 in the first three quarters of 2012.

Service revenue from the 3G business was RMB42.72 billion in the first three quarters of 2012, and as a percentage of service revenue from the mobile business, there was an increase from 29.2% in the first three quarters of 2011 to 45.9% in the first three quarters of 2012. The net addition of the 3G subscribers was 26.844 million in the first three quarters of 2012 and the total number of the 3G subscribers reached 66.863 million as at 30 September 2012. In the first three quarters of 2012, ARPU of the 3G business was RMB89.1 and the average monthly data usage per 3G subscriber was 143.4MB.

Service revenue from the GSM business was RMB50.39 billion in the first three quarters of 2012, down by 6.2% as compared to the same period of last year. The net addition of the GSM subscribers was 2.983 million in the first three quarters of 2012 and the total number of the GSM subscribers reached 162.624 million as at 30 September 2012. ARPU of the GSM business was RMB34.8 in the first three quarters of 2012.

Stable development in the fixed-line business. Revenue from the fixed-line business was RMB62.48 billion in the first three quarters of 2012, of which, service revenue from the fixed-lined business was RMB62.43 billion, up by 1.9% as compared to the same period of last year. Non-voice revenue from the fixed-line business was RMB43.35 billion in the first three quarters of 2012, and as a percentage of service revenue from the fixed-line business, there was an increase from 63.0% in the first three quarters of 2011 to 69.4% in the first three quarters of 2012.

Service revenue from the broadband business was RMB29.39 billion in the first three quarters of 2012, up by 12.6% as compared to the same period of last year. As a percentage of service revenue from the fixed-line business, there was an increase from 42.6% in the first three quarters of 2011 to 47.1% in the first three quarters of 2012. The net addition of the broadband subscribers was 7.000 million in the first three quarters of 2012, and the total number of the broadband service subscribers reached 62.651 million as at 30 September 2012. ARPU of the broadband business was RMB55.1 in the first three quarters of 2012.

Service revenue from the local telephone business was RMB22.38 billion in the first three quarters of 2012, down by 14.3% as compared to the same period of last year. The net reduction in the local telephone subscribers was 0.230 million in the first three quarters of 2012, and the total number of the local telephone service subscribers reached 92.621 million as at 30 September 2012. ARPU of the local telephone business was RMB23.0 in the first three quarters of 2012.

Costs and Expenses

In the first three quarters of 2012, total costs and expenses2 were RMB177.93 billion, up by 18.3% as compared to the same period of last year.

In the first three quarters of 2012, the Company’s network assets were further increased which were mainly due to a continuous expansion of its mobile network coverage and improvement in network quality, as well as enhancement of user experience. As a result, the Company incurred depreciation and amortisation charge of RMB45.50 billion in the first three quarters of 2012, representing an increase of RMB2.47 billion or 5.7% as compared to the same period of last year. As a result of the expansion of network coverage and increase in network assets, as well as the increase in basic price index in the PRC, networks, operations and support expenses were RMB24.07 billion in the first three quarters of 2012, representing an increase of RMB2.55 billion or 11.8% as compared to the same period of last year.

In order to cope with the keen market competition, the Company optimised its marketing strategies by promoting the integration of handsets, channels and applications in order to accelerate the customers’ growth. As a result, selling and marketing expenses were RMB25.38 billion in the first three quarters of 2012, increased by RMB4.74 billion or 23.0% as compared to the same period of last year.

As the Company proactively leveraged the advantage of WCDMA handset industry chain and stepped up the development of 3G subscribers, costs of telecommunications products sold were RMB33.78 billion in the first three quarters of 2012, up by 48.4% as compared to the same period of last year. Revenue from sales of telecommunications products in the first three quarters of 2012 was RMB29.00 billion, up by 60.0% as compared to the same period of last year. Loss on sales of telecommunications products was RMB4.78 billion in the first three quarters of 2012, which included 3G handset subsidy cost of RMB4.64 billion.

Due to the increase in interconnection usage, the interconnection charge was RMB13.95 billion in the first three quarters of 2012, increased by RMB1.98 billion or 16.5% as compared to the same period of last year.

As affected by various factors including increase in the overall financing costs in financial market and the Company’s interest-bearing debt, as well as the deprecation of RMB, finance costs (net of interest income) were RMB2.81 billion in the first three quarters of 2012, increased by RMB1.98 billion or 240.2% as compared to the same period of last year.

The Company’s employee benefit expenses were RMB21.06 billion in the first three quarters of 2012, increased by RMB1.63 billion or 8.4% as compared to the same period of last year.

Earnings

In the first three quarters of 2012, profit before income tax was RMB7.26 billion and profit for the period was RMB5.45 billion, up by 29.9% as compared to the same period of last year. Basic earnings per share was RMB0.231 in the first three quarters of 2012. EBITDA3 was RMB54.78 billion in the first three quarters of 2012, up by 12.7% as compared to the same period of last year. EBITDA as a percentage of service revenue was 35.1% in the first three quarters of 2012.

Note 1:	Except for basic earnings per share, all revenue and profit figures herein exclude deferred fixed-line upfront connection fees of RMB15 million for the first three quarters of 2011.

Note 2:	Including interconnection charges, depreciation and amortisation, networks, operations and support expenses, employee benefit expenses, costs of telecommunications products sold, other operating expenses, finance costs, interest income and other income-net.

Note 3:	EBITDA represents profit for the period before finance costs, interest income, other income-net, income tax, depreciation and amortisation. As the telecommunications business is a capital intensive industry, capital expenditure and finance costs may have a significant impact on the net profit of the companies with similar operating results. Therefore, the Company believes that EBITDA may be helpful in analysing the operating results of a telecommunications service operator like our Group.

CAUTION STATEMENT

The Board wishes to remind investors that the unaudited financial information and the financial outline for the nine months ended 30 September 2012 are based on the Group’s internal records and management accounts and have not been reviewed or audited by the auditors. The financial information for the nine months ended 30 September 2011 are extracted from the unaudited financial information of the Group and has been restated; and the financial information for the year ended 31 December 2011 are extracted from the audited financial statements as contained in the 2011 Annual Report.

Investors are cautioned not to unduly rely on financial data, statistics and comparison for the nine months ended 30 September 2012. In the meantime, investors are advised to exercise caution in dealing in the shares of the Company.

As at the date of this announcement, the board of directors of the Company comprises:

Executive directors:	Chang Xiaobing, Lu Yimin, Tong Jilu and Li Fushen

Non-executive director:	Cesareo Alierta Izuel

Independent non-executive directors:	Cheung Wing Lam Linus, Wong Wai Ming, John Lawson Thornton, Chung Shui Ming Timpson and Cai Hongbin

By Order of the Board of
China Unicom (Hong Kong) Limited Chu Ka Yee
Company Secretary

Hong Kong, 25 October 2012